May 11, 2017

VIA EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-13489

Dear Mr. Pacho:

On behalf of National HealthCare Corporation ("NHC" or the "Company"), this letter is written in response to your letter dated April 6, 2017 regarding the Company’s filing referenced above.  Our response is keyed after each comment in your letter.  This letter is being filed on EDGAR.

SEC Comment

Note 1 – Summary of Significant Accounting Policies, page 51

Segment Disclosures, page 58

1.

We note you believe substantially all of your operations are part of the post-acute health care industry segment.  To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segment(s), please provide us with the following information:

Company Response

In connection with your letter and the change in the Company’s Chief Executive Officer (“CEO”) as of January 1, 2017, we have made a fresh assessment of our Chief Operating Decision Maker (“CODM”) determination as well as our operating and reportable segment conclusions.  As a result of this assessment, we have concluded that we have two operating segments: (1) inpatient services, which include our skilled nursing facilities and assisted and independent living facilities and (2) homecare services.  Although the homecare services segment does not meet the quantitative thresholds to be a reportable segment, we have concluded it is a reportable segment because management believes the information about the segment would be useful to the readers of the financial statements.  We also note that although our CODM changed as of January 1, 2017, there were no material changes in how our business was managed from December 31, 2016 to March

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31, 2017.  We have included these two reportable segments in our Form 10-Q for March 31, 2017.  For your reference, we have also attached the reportable segment disclosure from our March 31, 2017 Form 10-Q in Exhibit A at the back of this response.

Before we provide responses to your questions below, we thought it would be helpful to provide an overview of our post-acute healthcare business and segment determination.

Our post-acute healthcare business has the following lines of business:

1.

Inpatient services:  skilled nursing facilities (“SNF’s”), assisted living facilities (“ALF’s”), and independent living facilities (“ILF’s”)

•

SNF’s are an inpatient healthcare setting in which patients are provided medical care by qualified medical staff 24 hours per day.  Our facilities provide individualized nursing care, licensed therapy services, pharmaceutical services, quality nutrition services, social services, activities, and housekeeping and laundry services.  SNF revenue accounts for approximately 87% of our net patient revenues.

•

ALF’s are an inpatient healthcare setting in which patients are provided a lesser degree of healthcare services than a SNF and do not require 24 hour supervision, but are provided personal care services, licensed therapy services, pharmaceutical services, and assistance with activities of daily living – along with the same quality nutrition services, social services, activities, and housekeeping and laundry services.  The majority of our ALF operations are located within the physical structure of one of our SNF’s; therefore, patients are often transferred between SNF’s and ALF’s.  As such, certain personnel and assets are being shared within our inpatient healthcare operations.  ALF revenue accounts for approximately 3% of our net patient revenues.

•

ILF’s offer specially designed residential units for the elderly for which various ancillary services are provided for the residents, including fine dining, activity rooms, and social areas. These residents enjoy having access to assistance and health care services when needed.  The Company owns one continuing care retirement community in which the residents pay an entry fee that enables them access to a full range of healthcare needs including SNF, ALF, and homecare services and can move between levels of care once the need arises.  All of our ILF’s are either located within the physical structure of one of our SNF’s/ALF’s or are on the same complex or close proximity as the SNF/ALF.  Certain personnel and assets are being shared within our inpatient healthcare operations.  ILF revenue accounts for approximately 1% of our net patient revenues.

2.

Homecare operations

•

Our homecare programs assist patients who wish to stay in the home setting or in an ALF setting and require a variety of medical care from registered and licensed practical nurses, therapy services from licensed professionals, and assistance with daily living.  Homecare revenue accounts for approximately 7% of our net patient revenues.

ASC 280 defines an operating segment as a component of a business entity that has each of the three following characteristics:

a)

The component engages in business activities from which it may earn revenues and incur expenses (including start-up operations and revenues and expenses relating to transactions with other components of the same entity).

b)

The operating results of the component are regularly reviewed by the entity’s CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component.

c)

Discrete financial information about the component is available.

Operating segments are based upon how the Company’s CODM evaluates and makes key operating decisions and allocates resources.  As a result of this assessment, management concluded the Company has two operating segments: (1) inpatient services, which includes our SNF’s, ALF’s, and ILF’s, and (2) homecare services.

The CODM reviews and analyzes certain operating reports, but the key operating decisions are made to:

1.

Enhance the composition of inpatient services patient revenues while maintaining and increasing our occupancy levels within our inpatient services.

2.

Enhance homecare patient revenues by increasing average daily census within our homecare operations.

3.

Monitor and control salaries, wages and benefits to attract the most qualified healthcare professionals for our inpatient services and homecare operations.

Examples of key operating decisions are as follows:  setting private pay rates for inpatient services, establishing compensation guidelines for inpatient and homecare operations, approving integrated coordination of care plans with hospital systems and private insurers for inpatient and homecare services, and initiating and approving development/capital projects to enhance inpatient facilities.

In addressing occupancy levels in our inpatient setting, our CODM approves clinical care arrangements with health systems to increase occupancy.  These arrangements are designed to increase occupancy in our inpatient centers by implementing a formal coordination of care operation with acute care hospitals, which may refer patients to our inpatient facilities.  The segment manager then implements processes and systems to ensure these arrangements flourish.

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Our CODM may also authorize additional compensation above budgeted amounts to address employee turnover in our inpatient settings or homecare.  Our segment manager will carry out that authorization by increasing compensation in locations or specialties as needed.

•

your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) (“CODM”) and senior management team;

Company Response

The Company’s current organization chart is included below.

National HealthCare Corporation
Reporting Structure of Officers

Board of Directors
A. Adams—'20
E. Burgess—'20
E. Hassan—'20
S. Flatt—'19
T. LaRoche—'19
L. Tucker—'19
P. Abernathy—'18
R. Adams (Chairman) —'18
Kitty Locke
Corp. Compliance Officer
Steve Flatt
CEO
Bart King
Internal Audit
Mike Ussery
President/COO
Jeff Smith
SVP/Treasurer
- Treasury
- Operational Accounting
- Payroll
Brian Kidd
SVP/Controller
- Tax
- SEC Compliance
- ESOP
- Audit
- Reimbursement
John Lines
SVP/Gen.Counsel
- Legal
- Finance
- Corp. Compliance
Andy Flatt
Chief Information Officer
Information Systems
- Information Systems Services
- Infrastructure Development
- Telecommunications
- Applications Development
Regional Operations
Greg Bidwell, SVP
Central Region
Allison Burwin, Reg. Admin.
North East Region
Doran Johnson, SVP
South Central Region
Sonny Kinney, SVP
South Carolina Region
Jay Nason, Reg. Admin.
Eastern Region
Mel Rector, SVP
MO Region
Tim Shelly, VP
Metro Nashville Region
Judy Powell, CNO
SVP/Patient Services
- Patient Services
- Dietetic Internship
Bubba McIntosh
SVP/Ancillary Services
& Service Line Strategy
Lisa Reed
VP/Homecare
Chris West
AVP/Human Resources
- Partner Benefits
- Continuing Education
- Partner Relations
Premier Plus
Premier Group
Development
- Acquisitions/Contracts
- CON Planning/ Licensure
- Construction/ Development
- New lines of business
- Investor Relations
- Gov't Relations
- Risk Management
- Insurance

05-11-2017

•

the identification of the CODM, his/her title and role, as well as each of the individuals who report to the CODM;

Company Response

In consideration of ASC 280-10-50-5, management analyzed the person or persons who assess the key drivers and performance of the Company’s operations and financial results, as well as who makes the decisions to allocate resources to these key areas.  We also considered the Company’s organizational structure in the assessment.

As a result of our assessment, we concluded Mr. Steve Flatt, who is the Company’s CEO, is the CODM.  Our determination was based on operational and reporting protocols of the Company.  In completing our assessment, management identified the key operating decisions stated above.  These key operating decisions are made by Mr. Flatt.

The five individuals who report to the CEO are: Mike Ussery (President/Chief Operating Officer), John Lines (Senior Vice President/General Counsel), Jeff Smith (Senior Vice President/Treasurer), Brian Kidd (Senior Vice President/Principal Accounting Officer), and Andy Flatt (Senior Vice President/Chief Information Officer).

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the identification of your segment manager(s) and their respective roles;

Company Response

In accordance with ASC 280, the Company determined Mr. Mike Ussery, the Company’s President/Chief Operating Officer (“COO”), to be the segment manager for the inpatient and homecare services operating segments.  Mr. Ussery monitors these two operating segments and all aspects of the clinical services we provide in each of the two post-acute settings.  Mr. Ussery reports directly to the CODM and is responsible to carry out the operating plan set by the Company’s CODM.

•

How often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;

Company Response

The CODM meets with his direct reports eight months out of the year in our “earnings meeting”.  For the remaining four months of the year (which are the months ending March, June, September, and December), we do not have a scheduled earnings meeting.  During the four months stated above, our CODM discusses the Company’s consolidated financial results (quarterly Audit Committee/Board of Director reports along with other consolidated financial reports and monthly reports) and any variances or fluctuations from expectations with Mr. Ussery and Mr. Kidd.  The CODM may also meet with the other direct reports individually or on an as-needed basis during each of these four months.

In preparing for the earnings meetings, the CODM reviews a summary report that compares the Company’s consolidated pre-tax earnings for the current month and year-to-date versus the approved budgeted pre-tax earnings for the month and year-to-date.  The CODM also discusses with Mr. Ussery any other material transactions that impacted our business prior to the scheduled earnings meeting.  The CODM also reviews a variety of financial information involving our inpatient and homecare operations on a monthly basis.

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The financial information that is discussed in the earnings meeting consists of the following:

1.

Summarized pre-tax earnings to budgeted pre-tax earnings.  The reports are prepared comparing the current month versus the prior year month and the current year-to-date versus the prior year-to-date.  The categories included in the summary are:

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Inpatient services

i.

Pre-tax earnings of SNF, ALF, ILF’s, therapy operations, pharmacy operations, and insurance companies (self-insurance for workers compensation and professional liability)

•

Homecare operations

i.

Pre-tax earnings of all homecare operations

•

Pre-tax earnings from corporate office, rental income, management and accounting services revenue, equity method hospice investment, and investment income

Our ability to assess the performance of our inpatient services segment depends on our revenues earned compared to the total costs of our services.  A large portion of our reimbursement revenue from government payors is an all-inclusive per diem rate that covers all of the cost of an inpatient stay, which includes charges for therapy services and pharmaceuticals.  Therefore, management focuses on the results of the inpatient services segment in total and not each component within inpatient services.

2.

A summarized combined income statement of our SNF and ALF (ALF operations that are located within the physical structure of a SNF are included) operations for the current year month versus the prior year month.  This report is also prepared for the current year-to-date period versus the prior year-to-date period.

The summarized combined income statement comparison includes the following information:  occupancy/census mix by payor, average per diems by payor, total revenue by payor, summarized expense categories, net operating income, depreciation/rent expense, and pre-tax earnings.  This report does not include all of the activity in the inpatient services operating segment.  However, the report details 95% of the inpatient services revenue and is used in making decisions for the overall inpatient services operating segment.

When discussing this report, our CODM is primarily focused on occupancy levels, average per diem rates, and salaries, wages and benefits within our inpatient services.

3.

There are several individual inpatient services operations that get discussed during this meeting that the Company calls “priority locations” (generally 5 to 15 individual operations out of 92 operations).  The current month and year-to-date pre-tax earnings of the facility is discussed and compared to its respective pre-tax earnings budget for the month and year to date.

One of the primary reasons these individual operations would be discussed is because the operating entity is newly developed and began operations within the last 12 to 24 months.  Therefore, the CODM monitors the activity resulting from the strategic decision to build a new facility until the operation stabilizes.  Other reasons these individual operations would be discussed include: operating environment/challenges in a particular market, occupancy and labor challenges in a particular market, litigation matters that would be material to the operation, etc.

4.

On a quarterly basis, Ms. Lisa Reed, Vice-President of Homecare, gives an update on homecare operations providing reports on profitability, census, expansion opportunities, customer satisfaction, quality measures, and employee turnover.

5.

The remaining financial information discussed usually pertains to any material changes to our capital structure/debt/line of credit borrowings and any potential cash flow and liquidity needs.

In addition to the CODM, the individuals who regularly attend the earnings meetings are:  Mike Ussery, John Lines, Jeff Smith, Brian Kidd, Andy Flatt, Bubba McIntosh, and Charles Wysocki.  Mr. McIntosh is a Senior Vice-President of Ancillary Services and Service Line Strategy.  Mr. Wysocki is an Assistant Vice-President of Operations.  Lisa Reed, who is a Vice-President of Homecare, attends the meeting on a quarterly basis or at the request of the CODM or Mr. Ussery.

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A description of the reports regularly provided to the CODM and how frequently they are prepared;

Company Response

Although the earnings meetings are only scheduled eight months of the year, the reports described above are distributed every month.

In addition to the reports described above that are the focus of regular discussions with the CODM, the following reports typically are provided to the CODM and prepared on a monthly basis:

1.

A variety of occupancy and labor reports for the month and year-to-date for our inpatient services.

2.

A summary of customer satisfaction, quality measurements, and employee turnover for our inpatient services

3.

A summary homecare operations report card addressing profits, census, customer satisfaction, quality measures, and employee turnover

4.

Objectives and measurement of how the Company’s maximizing market share throughout inpatient and homecare operations

5.

A pre-tax earnings report that list each of the operating entities (which is approximately 150 accounting ledgers that are “closed” on a monthly basis) and their pre-tax earnings for the month and year-to-date

6.

8

Business development and construction-in-progress reports

7.

Information systems reports

8.

Legal update

9.

Federal/State legislative activity impacting our business

•

A description of the reports regularly provided to the Board of Directors and how frequently they are prepared

Company Response

The typical financial reports and information provided to and reviewed by the Audit Committee and/or Board of Directors on a quarterly basis are as follows:

1.

Quarterly consolidated statements of income (current quarter vs prior year quarter)

2.

Year-to-date consolidated statements of income (current year vs prior year)

3.

Consolidated statements of income – sequentially by quarter for the current year and prior year

4.

Consolidated statements of cash flows – sequentially by quarter for the current year and prior year

5.

Consolidated balance sheet (current quarter vs prior year audited balance sheet)

6.

In a one-page summary, the cost basis and market value of our marketable securities and restricted marketable securities

7.

Form 10-K or 10-Q

8.

Quarterly earnings press release

The reports above are also reviewed by and discussed between the CODM, Mr. Ussery, and Mr. Kidd prior to the Audit Committee and Board meeting.

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Whether there are managers accountable for the types of services identified on pages 3 – 5, and if so, to whom they are accountable;

Company Response

Mr. Ussery, our President/COO, has seven regional administrators that help oversee the operations of our inpatient services by geographic location and report to him.

Our homecare operations have a manager that reports to our President/COO.

Our rehab and pharmacy services each have a clinical manager that reports to our Senior Vice-President of Ancillary Services and Service Line Strategy.  Our Senior Vice-President of Ancillary Services and Service Line Strategy reports to our President/COO.  Our rehab and pharmacy operations support our inpatient operations, but also have an immaterial amount of third party revenue (approximately 2% of our net patient revenues).  This immaterial third party revenue is performed in our inpatient services setting; therefore, these revenues are included in the inpatient services operating segment.

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How budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

Company Response

The CODM begins the process by discussing the objectives, initiatives, and expected compensation changes (raises for employees, etc) for the upcoming year with Mr. Ussery.   After this discussion, Mr. Ussery communicates the upcoming objectives, initiatives, and expected compensation changes with our regional administrators and Mr. Charles Wysocki, Assistant Vice-President Operations.  This discussion lays the groundwork for the following process to take place:

The Administrator at the inpatient facility level initially prepares an income statement budget.  This income statement budget is then reviewed by Mr. Wysocki and the regional administrators.  The regional administrators only review the income statement budgets for the operations in their geographic area.  At this point, the regional administrators will then meet and discuss the individual facility income statement budgets with our President/COO for any changes.  Then our President/COO presents the combined pre-tax earnings amount from these operations to our CODM for his review and any changes.  Our CODM may increase the earnings expectations for our inpatient services and Mr. Ussery, in conjunction with the regional administrators, will adjust the previously determined goal as necessary at the facility locations.

Our homecare income statement budgets are constructed for each location by the support staff in homecare. Each income statement budget is then reviewed by the manager over homecare operations.  At this point, the combined pre-tax earnings for all homecare entities are presented to our President/COO for his review and any changes.  Then our President/COO presents the combined pre-tax earnings amount from these operations to the CODM for his review and any changes.  The CODM may increase the earnings expectations for our homecare services segment and Mr. Ussery, in conjunction with Ms. Reed, will adjust the previously determined goals as necessary at the facility level locations.

We cannot complete our inpatient services and homecare budgets without input and collaboration from our rehab operations, pharmacy operations, and our two insurance captives.  The operations of rehab and pharmacy are primarily in business to support our NHC post-acute healthcare operations as described above and therefore, these ancillary services are shared across all of our operations.  The two insurance captives were established solely to manage the self-insurance risk management process of our operations.  These budgets are included and reviewed as part of our inpatient and homecare services operations.

The remaining budgets are prepared at the corporate office of the Company initially by support staff.  These income statement budgets include information systems, the corporate office, rental real estate activity, management and accounting service fees, income from our equity method investments, and investment income.  These income statement budgets are then presented to Mr. Brian Kidd to review and discuss with the various staff.  Mr. Kidd then submits the total pre-tax earnings amounts for these respective budgets to our President/COO for further discussion and his approval.

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Once all of the pre-tax earnings amounts of the inpatient services, homecare services, and other income items are gathered, our President/COO reviews the consolidated pre-tax earnings amount for the upcoming year.  At this time, Mr. Ussery discusses with our CODM the projected pre-tax earnings amount for the upcoming year compared to our actual consolidated pre-tax earnings results from the current year.  Upon this last review, our CODM would either approve the consolidated pre-tax earnings amount or make any recommended changes that would impact consolidated pre-tax earnings (i.e. private pay room rates, compensation and pay raises to employees, etc).  For example, our CODM may decide to increase or reduce the expected cost of living increases for our employees and Mr. Ussery would execute that initiative by adjusting individual locations as needed.

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The level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;

Company Response

As discussed in a previous response to a question above, our CODM and management team discuss actual results versus budgeted results during the eight earnings meetings.  The variances compared to budget for the remaining four months of the year are discussed with Mr. Ussery and Mr. Kidd as they prepare for the quarterly Audit Committee and Board meetings.  The discussion is focused on the total pre-tax earnings for our inpatient segment as compared to budget and the primary drivers of those variances including occupancy, average per diems rates and labor costs.  The discussion of our homecare segment is focused on the drivers of our operations including census/patient visits and labor costs.

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The basis for determining the compensation of the individuals that report to the CODM;

Company Response

All of the individuals that report to the CODM receive a base salary that is set by the CODM.

In regards to performance-based compensation, all of the Company’s Named Executive Officers and potentially other key employees, have the opportunity to earn performance bonuses from the shareholder approved “NHC Executive Officer Performance Based Compensation Plan” (the “Plan”).  At the commencement of each calendar year, the Board of Directors approves a consolidated pre-tax earnings goal for the Company.  If the consolidated pre-tax earnings goal is met for the year, the calculated pool of money is then allocated among the Named Executive Officers and potentially other key employees as recommended by the CODM and approved by the Compensation Committee of the Board.

In addition to the Plan described above, Mr. Ussery also has the opportunity to earn performance bonuses from an individual performance plan.  The compensation awarded under his individual plan is based upon various quality of care and financial objectives.  Mr. Ussery’s individual performance plan is measured on the following criteria:

➢

Financial performance of our inpatient and homecare services compared to budget

➢

Customer and employee satisfaction measures from our inpatient and homecare services

➢

Survey results within our SNF operations

➢

CMS 5 Star published rates for our SNF locations

➢

Occupancy goals within our SNF and ALF operations

If a member of the senior management team is not listed as a Named Executive Officer and is not included in the Plan described above, then their respective performance-based compensation would be at the discretion of the CODM.  Other than Mr. Ussery, none of the other Named Executive Officers or members of the senior management team reporting to the CODM have an individual performance plan.

•

The CODM’s basis for allocating resources to your facilities.

Company Response

Our CODM’s basis for allocating resources begins during our budgeting process described above.  He allocates resources based on a multitude of objectives, but ultimately, like most healthcare businesses, the two critical components in the decision depend on whether it improves patient care and the economics of the initiative – in which these decisions are centered around each operating segment depending on the particular opportunity each segment is facing.

The nature of any investment or allocation of resources include, but are not limited to: the specific needs, desires, and the well-being of our patients, the market conditions and government initiatives at the given time, and whether the allocation of resources compliments and enhances our current inpatient services and homecare operations.

When assessing the economics of the initiative, our CODM examines several factors including, but not limited to:  the capital investment of the project or initiative, the cost and compliance of government regulation, the return on the investment, the enhancement of net operating income, the enhancement of operating cash flow, and the enhancement of the Company’s pre-tax earnings.

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In connection with the Company’s response to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact me at (615) 890-2020 with any questions or comments regarding this letter.

Sincerely,

/s/ Brian F. Kidd

Brian F. Kidd

Senior Vice President and Controller

Appendix A

Note 5 – Business Segments

The Company has two reportable operating segments:  (1) inpatient services, which includes the operation of skilled nursing facilities and assisted and independent living facilities, and (2) homecare services.  These reportable operating segments are consistent with information used by the Company’s Chief Executive Officer, as CODM, to assess performance and allocate resources.

The Company also reports an “all other” category that includes revenues from rental income, management and accounting services fees, insurance services, and costs of the corporate office.  The Company has presented the financial information for the three months ended March 31, 2016 on a comparative basis to conform with the current year segment presentation.  For additional information on these reportable segments see Note 1 - “Description of Business”.

The Company’s CODM evaluates performance and allocates capital resources to each segment based on an operating model that is designed to improve the quality of patient care and profitability of the Company while enhancing long-term shareholder value.  The CODM does not review assets by segment in his resource allocation and therefore, assets by segment are not disclosed below.

The following table sets forth the Company’s unaudited interim condensed consolidated statements of income by business segment (in thousands):

	Three Months Ended March 31, 2017
	Inpatient Services	Homecare	All Other	Total
Revenues:
Net patient revenues	$212,302	$15,657	$-	$227,959
Other revenues	226	-	11,058	11,284
Net operating revenues	212,528	15,657	11,058	239,243

Costs and Expenses:
Salaries, wages and benefits	118,248	8,781	11,026	138,055
Other Operating	58,530	4,293	1,060	63,883
Rent	8,167	489	1,432	10,088
Depreciation and Amortization	9,209	40	1,046	10,295
Interest	449	-	609	1,058
Total costs and expenses	194,603	13,603	15,173	223,379

Income (Loss) Before Non-Operating Income	17,925	2,054	(4,115)	15,864

Non-Operating Income	-	-	4,768	4,768

Income Before Income Taxes	$17,925	$2,054	$653	$20,632

Appendix A (continued)

	Three Months Ended March 31, 2016
	Inpatient Services	Homecare	All Other	Total
Revenues:
Net patient revenues	$202,083	$16,023	$-	$218,106
Other revenues	169	-	11,313	11,482
Net operating revenues	202,252	16,023	11,313	229,588

Costs and Expenses:
Salaries, wages and benefits	110,564	9,157	10,299	130,020
Other Operating	55,607	4,218	1,484	61,309
Rent	8,360	487	1,480	10,327
Depreciation and Amortization	8,215	46	1,093	9,354
Interest	499	-	455	954
Total costs and expenses	183,245	13,908	14,811	211,964

Income (Loss) Before Non-Operating Income	19,007	2,115	(3,498)	17,624

Non-Operating Income	-	-	4,773	4,773

Income Before Income Taxes	$19,007	$2,115	$1,275	$22,397